BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

September 20, 2005

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance
C/o Susan Min

Dear Sirs:

Re: PACIFIC TOPAZ RESOURCES LTD. (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-1285

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that was filed, published or distributed to security holders since August 3, 2004:

A. Copy of the Issuer's Annual Report on Form 16 as of February 21, 2005.

B. Copies of Notices of Change of Directors filed during the relevant period.

C. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting
- copy of Information Circular
- copy of Form of Proxy
- copy of Financial Statements Request Card

D. Audited Financial Statements and accompanying Management Discussion and Analysis ("MD&A")

- copy of audited financial statements for the year ended November 30, 2004 with relevant

dw 10/3

MD&A.

E. Unaudited Financial Statements with accompanying Quarterly Report or MD&A

- copy of unaudited financial statements for the period ended August 31, 2004 with Quarterly Report on BC Form 51-901F.
- copies of unaudited financial statements for the periods ended February 28, 2005 and May 31, 2005 with relevant MD&A.

F. Copies of Certification of Annual Filings (Forms 52-109F1) filed with the British Columbia and Alberta Securities Commissions.

G. Copies of Certifications of Interim Filings (Forms 52-109F2) filed with the British Columbia and Alberta Securities Commissions.

H. Copies of news releases issued during the relevant period.

I. Copy of Exempt Distribution Report (Form 45-103F4) filed with the British Columbia Securities Commission.

J. Copies of Material Change Reports (Forms 51-102F3) filed with the British Columbia and Alberta Securities Commissions.

K. Copy of TSX Venture Exchange letter of approval.

We also enclose an updated Schedule of Reporting Obligations for the Issuer.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER: ______________________

GWEN WEGNER
Paralegal

Enclosures

82-1285

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Annual Report

BC COMPANY

FORM 6
BUSINESS CORPORATIONS ACT
Section 51

Filed Date and Time: **July 12, 2005 03:26 PM Pacific Time**

ANNUAL REPORT DETAILS

NAME OF COMPANY

PACIFIC TOPAZ RESOURCES LTD.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6
CANADA

INCORPORATION NUMBER
BC0260471

DATE OF RECOGNITION
February 21, 1983

DATE OF ANNUAL REPORT
(ANNIVERSARY DATE OF RECOGNITION IN BC)
February 21, 2005

OFFICER INFORMATION AS AT February 21, 2005

Last Name, First Name, Middle Name:
BOYCE, JAMES

Office(s) Held: (Secretary)

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER BC V7J 2V3
CANADA

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
SECTION 127

Filed Date and Time: **December 30, 2004 03:06 PM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

Date of Change of Directors

December 23, 2004

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
PALMER, NEIL

Mailing Address:
2721 SOUTH GARFIELD
KENNEWICK, WASHINGTON
U.S.A. 99336

Delivery Address:
2721 SOUTH GARFIELD
KENNEWICK, WASHINGTON
U.S.A. 99336

Director(s) as at December 23, 2004

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER B C V7J2V3

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER B C V7J2V3

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
24 OCEAN POINT DRIVE
WEST VANCOUVER BC V7W 3G7
CANADA

Delivery Address:
24 OCEAN POINT DRIVE
WEST VANCOUVER BC V7W 3G7
CANADA

Last Name, First Name, Middle Name:
ROLAND, RAYMOND W.

Mailing Address:
305 1132 HARO ST
VANCOUVER BC V6E1C9

Delivery Address:
305 1132 HARO ST
VANCOUVER BC V6E1C9

Date and Time: November 16, 2004 03:32 PM Pacific Time

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal
Property Registries
www.corporateonline.gov.bc.ca

Mailing Address:
PO BOX 9431 Stn Prov Govt.
Victoria BC V8W 9V3

Location:
2nd Floor - 940 Blanshard St.
Victoria BC
250 356-8626

Notice of Change of Directors

FORM 10
BUSINESS CORPORATIONS ACT
SECTION 127

Filed Date and Time: **November 16, 2004 03:32 PM Pacific Time**

Incorporation Number:
BC0260471

Name of Company:
PACIFIC TOPAZ RESOURCES LTD.

Date of Change of Directors

May 31, 2004

New Director(s)

Last Name, First Name, Middle Name:
RIDD, IRVIN

Mailing Address:
24 OCEAN POINT DRIVE
WEST VANCOUVER BC V7W 3G7
CANADA

Delivery Address:
24 OCEAN POINT DRIVE
WEST VANCOUVER BC V7W 3G7
CANADA

Director(s) who have ceased to be Directors

Last Name, First Name, Middle Name:
PALMER, MARVIN G.

Mailing Address:
2721 SOUTH GARFIELD
KENNEWICK WASHINGTON
99336

Delivery Address:
2721 SOUTH GARFIELD
KENNEWICK WASHINGTON
99336

Director(s) as at May 31, 2004

Last Name, First Name, Middle Name:
BOYCE, JAMES

Mailing Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER B C
V7J2V3

Delivery Address:
1376 ARBORLYNN DRIVE
NORTH VANCOUVER B C
V7J2V3

Last Name, First Name, Middle Name:
PALMER, NEIL

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Pacific Topaz Resources Ltd. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	CUSIP Number	:	694933 10 2
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 30, 2005
5	Record Date for Notice	:	May 30, 2005
6	Record Date for Voting	:	May 30, 2005
7	Beneficial Ownership Determination Date	:	May 30, 2005
8	Class of Securities Entitled to Receive Notice and Vote	:	Common

Dated at Vancouver, British Columbia, this 4th day of May, 2005.

Sincerely,

PACIFIC TOPAZ RESOURCES LTD.

PER: ***"Raymond Roland"***

RAYMOND ROLAND
Director

82-1285

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-----

INCORPORATED AS PART OF:

X Schedule A

X Schedule B and C

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
PACIFIC TOPAZ RESOURCES LTD.	**AUGUST 31, 2004**	**04/10/30**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Raymond Roland	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
N/A	**N/A**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Raymond Roland"	**RAYMOND ROLAND**	**04/10/30**
"Irvin Ridd"	**IRVIN RIDD**	**04/10/30**

(Electronic signatures should be entered in "quotations")

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
for the nine months ended August 31, 2004

Schedule A. Financial Statements
– See consolidated financial statements attached

Schedule B. Supplementary Information

1. Analysis of expenses and deferred exploration costs

General and administrative expenses
– See consolidated financial statements attached

Acquisition and Deferred Exploration Costs		
Nugget Queen Claims		
Balance, November 30, 2003	$	183,268
Assay		2,513
Geological consulting		7,296
Balance, August 31, 2004	$	193,077

2. Related party transactions:
– See Note 7 to the consolidated interim financial statements attached

3 Summary of securities issued and options granted during the period:

a) Common shares issued during the period: Nil

b) Summary of options granted: Nil

4. Summary of securities as at the end of the reporting period:

a) Description of authorized share capital including number of shares for each class
– See Note 6 to the consolidated financial statements

b) Number and recorded value for shares issued and outstanding
– See Note 6 to the consolidated financial statements

c) Description of options, warrants and convertible securities outstanding including number or amount exercise or conversion price and expiry date, and any recorded value
– See Note 6 to the consolidated financial statements

d) Number of shares in each class of shares subject to escrow or pooling agreements
– See Note 6 to the consolidated financial statements

5. List the names of the directors and officers: Raymond Roland, President and Director
James Boyce, Director
Neil Palmer, Secretary and Director
Irvin Ridd, Director

Schedule C. Management Discussion
– See attached

PACIFIC TOPAZ RESOURCES LTD.
QUARTERLY REPORT – FORM 51
August 31, 2004

Schedule C. Management Discussion

NATURE OF BUSINESS

Pacific Topaz Resources Ltd. (the "Issuer", T:PPZ.H – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. The Issuer is exploring for gold and silver on its Queen Nugget Gold/Silver claims located on Vancouver Island, British Columbia, Canada. All of the Issuer's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Issuer relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Issuer also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

RESULTS OF OPERATIONS

The Issuer incurred a net loss of $148,837 ($0.01 per share) for the nine month period ended August 31, 2004 comparable to a net loss of $132,944 ($0.01 per share) for the same period in 2003. During the nine months ended August 31, 2004 the Issuer incurred bank charges and interest expense of $61,562 (2003: $ 50,037), management fees of $22,500 (2003: $22,500), rent of $27,000 (2003: $27,000), professional fees of $11,696 (2003: $15,694), filing fees of $10,184 (2003: $2,119), office and miscellaneous expenses of $8,562 (2003: $4,151), transfer agent fees of $2,833 (2003: $2,069), and travel and promotion expenditures of $2,570 (2003: $1,276. The increase in the net loss was due primarily to the $11,525 increase in interest charges and $8,065 in filing fees and listing costs.

RESOURCE PROPERTY INTERESTS

Queen Nugget Gold/Silver Property, British Columbia, Canada.

The Issuer holds the right to acquire a 100% interest in the Queen/Nugget Gold/Silver Property. The Queen/Nugget Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The property represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the nine months ended August 31, 2004 the Issuer completed its summer exploration program on its Queen-Nugget Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property.

Queen Nugget Gold/Silver Property, British Columbia, Canada. – Cont'd.

The recent exploration program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west.

Queen Nugget Gold/Silver Property, British Columbia, Canada. – Cont'd.

The Issuer is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Issuer and previous operators have resulted in over approximately $355,000 in exploration expenditures, including drilling, from 1995 to date. The Queen/Nugget Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Issuer may acquire a 100% interest, subject to a 2.5% net smelter return royalty, in the Queen Nugget Gold/Silver Claims pursuant to a property purchase agreement. The Issuer continues to explore this property for gold and silver.

The purchase agreement terms have been amended to allow the Issuer to earn a 100% interest in the claims by issuing 100,000 shares in its capital stock, paying $207,500 ($175,000 outstanding) payable by November 1, 2004, and incurring exploration expenditures of $200,000 by May 2005. The Issuer is currently conducting further exploration on the property.

INVESTOR RELATIONS ACTIVITIES

No investor relations activities were undertaken by or on behalf of the Issuer during the period.

LIQUIDITY AND CONTINUING OPERATIONS

As at August 31, 2004, the Issuer had a working capital deficiency of $1,035,173 and accumulated losses of $4,199,210 since inception. Its ability to continue as a going concern is dependent upon the ability of the Issuer to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

During the nine month ended August 31, 2004 the Issuer filed a notice of its intention to complete a private placement for the issuance of 26,666,667 units, at $0.0525 per unit for gross proceeds of $1,400,000. Each unit will consist of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase an additional share at $0.10 per share for a period of two years. A finders fee of $50,000 has been agreed to be paid. 3,809,524 units for a total proceeds of $200,000 are be issued on the flow-through basis. This private placement is currently being finalized. The Issuer is working toward reinstatement of the Company on the TSX Venture Exchange as a Tier 2 Issuer.

OUTLOOK

The Issuer plans to continue exploration at the Queen Nugget Gold/Silver Property with the proceeds of its financing and review other exploration properties.

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

August 31, 2004

(Unaudited – Prepared by Management)

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM FINANCIAL STATEMENTS

August 31, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) August 31, 2004	(Audited) November 30, 2003
ASSETS		
Current		
Cash	$ 858	$ 1,259
Amounts receivable	12,000	12,000
GST recoverable	2,085	2,898
Prepaid expenses	887	2,358
	15,830	18,515
Capital assets – Note 3	197	255
Resource properties – Note 4	193,077	183,268
	$ 209,104	$ 202,038
LIABILITIES		
Current		
Accounts payable – Note 4	$ 840,690	$ 690,353
Due to related parties – Note 7	147,245	141,679
Notes payable – Notes 5 and 7	63,068	63,068
	1,051,003	895,100
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	3,357,311	3,357,311
Deficit	(4,199,210)	(4,050,373)
	(841,899)	(693,062)
	$ 209,104	$ 202,038

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Irv Ridd", Director

"Raymond Roland", Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and nine months ended August 31, 2004 and 2003
(Unaudited – Prepared by Management)

	Three months ended August 31, 2004	Three months ended August 31, 2003	Nine months ended August 31, 2004	Nine months ended August 31, 2003
Administrative expenses				
Amortization	$ 19	$ 1,094	$ 57	$ 3,272
Automobile	-	1,882	1,873	5,039
Bank charges and interest	22,272	21,544	61,562	50,037
Filing fees	4,300	886	10,184	2,119
Management fees	7,500	7,500	22,500	22,500
Office and miscellaneous	5,264	2,934	8,562	4,151
Professional fees	2,500	5,707	11,696	15,694
Rent	9,000	9,000	27,000	27,000
Transfer agent fees	617	632	2,833	2,069
Travel and promotion (recovery)	1,640	(81)	2,570	1,276
Net loss before other item	53,112	51,098	148,837	113,157
Other item				
Interest income	-	213	-	213
Net loss for the period	53,112	50,885	148,837	132,944
Deficit, beginning of the period	4,146,098	3,909,329	4,050,373	3,827,270
Deficit, end of the period	$ 4,199,210	$ 3,960,214	$ 4,199,210	$ 3,960,214
Basic and diluted loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.01

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

for the three and nine months ended August 31, 2004 and 2003

(Unaudited – Prepared by Management)

	Three months ended August 31, 2004	Three months ended August 31, 2003	Nine months ended August 31, 2004	Nine months ended August 31, 2003
Operating Activities				
Net loss for the period	$ (53,112)	$ (50,885)	$ (148,837)	$(132,944)
Add items not affecting cash:				
Amortization	19	1,094	57	3,272
	(53,093)	(49,791)	(148,780)	(129,672)
Changes in non-cash working capital items related to operations:				
Accounts receivable	(165)	18,734	813	10,942
Prepaid expenses	1,038	1,761	1,471	(1,272)
Accounts payable	55,887	42,347	150,338	130,902
Due to related parties	5,164	(6,057)	5,566	(1,825)
	8,831	6,994	9,408	9,075
Investing Activities				
Increase in resource property	(9,711)	-	(9,809)	(2,713)
Increase (decrease) in cash during the period	(880)	6,994	(401)	6,362
Cash, beginning of period	1,738	86	1,259	718
Cash, end of period	$ 858	$ 7,080$	858	$ 7,080
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At August 31, 2004 the company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at August 31, 2004, the Company had a working capital deficiency of $1,035,173 and accumulated losses of $ 4,199,210 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Capital Assets

Capital assets are recorded at cost. The Company provides for amortization over their estimated lives using the declining balance method at the annual rate of 30%.

(c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Stock-based Compensation Plan

Effective March 1, 2002, the Company adopted the recommendations of the Canadian Institute of Chartered Accountants Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" to be applied prospectively. Under the recommendations, all stock-based awards made to non-employees are measured and recognized using the fair-value method. The standard also encouraged the use of the fair-value method for all awards granted to employees, but only required the use of a fair value method for direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets made to employees. Awards that the Company has the ability to settle with stock are recorded as equity, whereas awards that the Company is required to, or has the practice of settling in cash are recorded as liabilities. Effective for the fiscal year commencing December 1, 2003, the Company has adopted the fair-value method for all stock-based compensation to employees and consultants, to be applied on a prospective basis.

(f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 3 Capital Assets

	August 31, 2004			August 31, 2003
	Cost	Accumulated Amortization	Net	Net
Automobile	$ -	$ -	$ -	$ 11,028
Computer equipment	1,247	1,050	197	293
	$ 1,247	$ 1,050	$ 197	$ 11,321

Note 4 Resource Properties

Nugget Queen claim group	August 31, 2004	August 31, 2003
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs	18,077	7,968
	$ 193,077	$ 182,968

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

i) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

ii) Cash

Payment of $207,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by November 1, 2004 (included in accounts payable at February 28, 2004).

iii) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2005:

Acquisition costs were written down by $163,510 in the year ended November 30, 2002 to an amount equal to the remaining cash consideration payable.

Note 5 Notes Payable

		2004		2003
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$	49,068	$	45,920
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.		14,000		14,000
	$	63,068	$	59,920

Note 6 Share Capital

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number	$
Balance, November 30, 2002, 2003 and August 31, 2004	7,481,413	3,357,311

(c) Escrow

At August 31, 2004 87,499 (2002: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

Due to related parties of $147,245 (2003: $4,693) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $5,000 (2003: $5,000) owing to a company with a common director.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

February 28, 2005

PACIFIC TOPAZ RESOURCES LTD.

February 28, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) February 28, 2005	(Audited) November 30, 2004
ASSETS		
Current		
Cash	$ 1,037	$ 45
GST receivable	16,354	14,439
Prepaid expenses	417	417
	17,808	14,901
Capital assets – Note 3	1,913	2,025
Resource properties – Note 4	209,656	209,656
	$ 229,377	$ 226,582
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	954,261	1,019,448
Due to related parties – Note 7	137,551	144,044
Notes payable – Notes 5 and 7	66,090	66,090
	1,157,902	1,229,582
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	3,357,311	3,357,311
Share subscription	202,500	66,000
Deferred share issue costs	(14,124)	(14,124)
Deficit	(4,474,212)	(4,412,187)
	(928,525)	(1,003,000)
	$ 229,377	$ 226,582

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland" ______________, Director "James Boyce" __________________, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three months ended February 28, 2005 and 2004
(Unaudited)

	2005	2004
General and Administrative Expenses		
Amortization	$ 111	$ 19
Bank charges and interest	31,886	18,792
Consulting	7,500	-
Filing fees	1,250	1,501
Management fees	7,500	7,500
Office and miscellaneous	918	1,093
Professional fees	2,500	2,500
Rent	9,000	9,000
Transfer agent fees	603	615
Travel and promotion	757	930
Net loss for the period	(62,025)	(41,950)
Deficit, beginning of the period	(4,412,187)	(4,050,373)
Deficit, end of the period	$ (4,474,212)	$ (4,092,323)
Basic and diluted loss per share	$ (0.01)	$ (0.01)

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
for the three months ended February 28, 2005 and 2004
(Unaudited)

	2005	2004
Operating Activities		
Net loss for the period	$ (62,025)	$ (41,950)
Add (deduct) items not affecting cash:		
Amortization	111	19
	(61,914)	(41,931)
Changes in non-cash working capital items related to operations:		
GST receivable	(1,915)	(1,469)
Prepaid expenses	-	(94)
Accounts payable	(65,186)	40,561
Due to related parties	(6,493)	1,338
	(135,508)	(1,595)
Investing Activity		
Increase in resource property	-	(98)
Financing Activity		
Common share subscriptions	136,500	-
Increase (decrease) in cash during the period	992	(1,693)
Cash , beginning of the period	45	1,259
Cash (bank indebtedness), end of the period	$ 1,037	$ (434)
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income Taxes	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.

NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
February 28, 2005, and 2004
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At February 28, 2005 the company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. subsequent to the quarter ended February 28, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

These interim financial statements have been prepared using Canadian generally accepted accounting principles applicable for a going concern which assumes that the Company will realize its assets and discharge its liabilities in the ordinary course of business. As at February 28, 2005, the Company had a working capital deficiency of $1,140,094 and accumulated losses of $4,474,212 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

Note 2 Summary of Significant Accounting Policies – (cont'd)

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

(c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

(f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares –(cont'd)

of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

	February 28, 2005			February 28, 2004
	Cost	Accumulated Amortization	Net	Net
Office furniture	$ 2,052	$ 297	$ 1,755	$ -
Computer equipment	1,247	1,089	158	236
	$ 3,299	$ 1,386	$ 1,913	$ 236

Note 4 Resource Properties

Nugget Queen claim group	February 28, 2005	February 28, 2004
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	34,656	8,268
Addition:		
Lab and assay	-	98
	34,656	8,366
Balance at end of period	$ 209,656	$ 183,366

Note 4 Resource Properties – (Cont'd)

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash

Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 (included in accounts payable at February 28, 2005, and November 30, 2004), of which $25,000 is payable by the issue of common shares.

c) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2006.

During the year ended November 30, 2001, the carrying value of the acquisition costs and deferred exploration costs were written down by $109,781.

Note 5 Notes Payable

	2005	2004
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ 52,090	$ 49,068
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	14,000	14,000
	$ 66,090	$ 63,068

Note 6 Share Capital – Note 9

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

	Number	$
Balance, November 30, 2003, 2004 and February 28, 2005	7,481,413	3,357,311

c) Commitments

Stock-based Compensation Plan

From time to time, the Company grants employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest when granted.

As at February 28, 2005, and November 30, 2004, the Company had no share purchase options outstanding. Subsequent to February 28, 2005, the Company granted 748,141 share purchase options exercisable at $0.25 per share until March 2, 2007.

d) Escrow

At February 28, 2005, 87,499 (November 30, 2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Note 7 Related Party Transactions

Due to related parties of $137,551 (2004: $143,017) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $5,000 (2004: $5,000) owing to a company with a common director.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

APRIL 29, 2005

For the three months ended February 28, 2005, Pacific Topaz Resources Ltd. ("Pacific Topaz" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of April 29, 2005 provides information on the operations of Pacific Topaz for the three months ended February 28, 2005 and subsequent to the quarter end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2004 and 2003.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. Subsequent to February 28, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company also continues to review business opportunities outside the resource sector in particular the entertainment industry including all facets of the production and distribution of entertainment related products and their Internet applications.

Mineral Properties

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget/Queen Gold/Silver Property. The Nugget/Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The Southwestern BC, where Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada. – Cont'd.

The recent exploration program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west.

Nugget Queen Gold/Silver Property, British Columbia, Canada. – Cont'd.

The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $355,000 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 of which $175,000 is outstanding and payable by June 1, 2005, and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently conducting further exploration on the property.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

As at February 28, 2005 management has determined that no impairment provision is required.

APPLICATION OF CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES – Cont'd

Stock-based compensation

The Company has a stock-based compensation plan whereby stock options are granted in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for stock-based compensation. These new requirements require that all stock-based compensation payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation costs on the grant of stock options to employees with the addition of pro-forma information. The Company has elected to apply the pro-forma disclosure provisions of the new standard to awards granted on or after December 1, 2002. Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company has adopted the new policy commencing on December 1, 2004.

As at February 28, 2005, and November 30, 2004, the Company had no share purchase options outstanding. Subsequent to February 28, 2005 the Company granted 748,141 share purchase options exercisable at $0.25 per share until March 2, 2007.

Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable and accrued liabilities, due to related parties and notes payable approximate fair value due to the short-term maturity of these instruments. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the quarter ended February 28, 2005, and 2004, and the last three fiscal years ended November 30, 2004, 2003 and 2002:

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Quarter ended February 28, 2005	Quarter ended February 28, 2004	Year ended November 30, 2004	Year ended November 30, 2003	Year ended November 30, 2002
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(62,065)	(41,950)	(361,814)	(223,103)	(376,569)
Basic and diluted loss per share	(0.01)	(0.01)	(0.05)	(0.03)	(0.05)
Total assets	229,377	202,421	226,582	202,038	208,330

During the quarter ended February 28, 2005, the Company incurred professional fees of $2,500 (2004: $2,500), bank and interest charges of $31,886 (2004: $18,792), consulting fees of $7,500 (2004: $Nil); filing fees of $1,250 (2004: $1,501), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $918 (2004: $1,093), office rent of $9,000 (2004: $9,000), transfer agent fees of $603 (2004: $615) and travel and promotion expenses of $757 (2004: $930).

For the year ended November 30, 2004 the net loss was $361,814 or $0.05 per share compared to the net loss of $223,103 or $0.03 per share (62.16% increase) for the comparable period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. In addition the company wrote-off amounts receivable of $12,000, recorded $10,131 in Part XII.6 tax liability and $5,506 gain on settlement of debt.

RESULTS OF OPERATIONS

Current Quarter and Year-to-date

For the quarter ended February 28, 2005, the net loss was $62,065 or $0.01 per share compared to the net loss of $41,950 or $0.01 per share (47,95% increase) for the comparable period in 2004. The increase in the net loss was primarily due to $13,074 increase in interest charges, and $7,500 in consulting fees.

During the quarter ended February 28, 2005, the Company incurred professional fees of $2,500 (2004: $2,500), bank and interest charges of $31,886 (2004: $18,792), consulting fees of $7,500 (2004: $Nil); filing fees of $1,250 (2004: $1,501), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $918 (2004: $1,093), office rent of $9,000 (2004: $9,000), transfer agent fees of $603 (2004: $615) and travel and promotion expenses of $757 (2004: $930).

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the quarters ended February 28, 2005, and 2004, and for the years ended November 30, 2004, and 2003:

	Quarter ended February 28, 2005	Quarter ended February 28, 2004	Year ended November 30, 2004	Year ended November 30, 2003
	$	$	$	$
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Accounting and audit fees	2,500	2,500	19,273	19,147
Increase (decrease) *	-	-	0.7	-
Amortization	111	19	282	3,311
Increase (decrease) *	(91.48)	(91.48)	(91.48)	-
Automobile expenses	-	-	-	4,509
Increase (decrease) *	-	-	(100.00)	-
Consulting fees	5,000	-	5,000	-
Increase (decrease) *	100.00	-	100.00	-
Filing fees	1,250	1,501	11,433	2,615
Increase (decrease) *	(16.72)	-	337.21	-
Bank charges and interest	31,886	18,792	90,099	78,962
Increase (decrease) *	69.68	-	14.10	-
Investor relations	-	-	7,658	-
Increase (decrease) *	-	-	100.00	-
Legal	-	-	123,032	29,754
Increase (decrease) *	-	-	313.50	-
Management fees	7,500	7,500	30,000	30,000
Increase (decrease) *	-	-	-	-
Office and miscellaneous	918	1,093	11,264	11,085
Increase (decrease) *	(16.01)	-	1.61	-
Rent	9,000	9,000	36,000	36,000
Increase (decrease) *	-	-	-	-
Transfer agent	603	615	3,432	2,677
Increase (decrease) *	(1.95)	-	28.20	-
Travel and promotion	757	930	4,957	6,561
Increase (decrease) *	(18.60)	-	239.42	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

The Company incurred professional fees of $2,500 (2004: $2,500), bank and interest charges of $31,886 (2004: $18,792), consulting fees of $7,500 (2004: $Nil); filing fees of $1,250 (2004: $1,501), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $918 (2004: $1,093), office rent of $9,000 (2004: $9,000), transfer agent fees of $603 (2004: $615) and travel and promotion expenses of $757 (2004: $930).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Years ended November 30,							
	2005	2004				2003		
	Q1	Q1	Q2	Q3	Q4	Q2	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(62,025)	(41,950)	(53,775)	(53,112)	(212,977)	(40,175)	(50,885)	(90,169)
Basic/diluted loss per share	(0.01)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)

During the quarter ended February 28, 2005, the Company incurred professional fees of $2,500 (2004: $2,500), bank and interest charges of $31,886 (2004: $18,792), consulting fees of $7,500 (2004: $Nil); filing fees of $1,250 (2004: $1,501), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $918 (2004: $1,093), office rent of $9,000 (2004: $9,000), transfer agent fees of $603 (2004: $615) and travel and promotion expenses of $757 (2004: $930). The increase in the net loss was primarily due to $13,074 increase in interest charges, and $7,500 in consulting fees.

LIQUIDITY AND CAPITAL RESOURCES

At February 28, 2005, the Company had working capital deficiency of $1,140,094 compared to a deficiency of $918,614 at February 28, 2004.

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. Subsequent to the quarter ended February 28, 2005, the Company received approval for a private placement of 28,571,428 units at $0.0525 per unit for total proceeds of $1,500,000 of which 4,095,238 will be flow-through shares. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to purchase one common share at $0.10 per share for a two-year period. At November 30, 2004, $66,000 had been received pursuant to this private placement and a further $136,500 was received during the quarter ended February 28, 2005.

Amounts received from the flow-through share proceeds must be used for exploration expenditures and will be renounced in favour of the investors and the deductions for tax purposes will not be available to the Company.

At February 28, 2005 the Company held cash on hand of $1,037 (2004: $Nil) and liabilities totalled $1,157,902 (2004: $1,229,582).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

100,000,000 common shares without par value.

Issued:	Number of Shares	$
Balance, November 30, 2004, 2003 and April 29, 2005	7,481,413	3,357,311

Commitments:

Stock-based Compensation Plan

From time to time, the Company grants employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant and vest when granted.

As at February 28, 2005, and November 30, 2004, the Company had no share purchase options outstanding. Subsequent to February 28, 2005, the Company granted 748,141 share purchase options exercisable at $0.25 per share until March 2, 2007. As of April 30, 2005, none of these stock options has been exercised.

RELATED PARTY TRANSACTIONS

During the quarters ended February 28, 2005 and 2004, the Company incurred the following costs charged by a company with a common director:

	2005	2004
Consulting fees	$ 7,500	$ -

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Due to related parties of $137,551 (2004: $143,017) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $5,000 (2004: $5,000) owing to a company with a common director.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

PACIFIC TOPAZ RESOURCES LTD.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

May 31, 2005

PACIFIC TOPAZ RESOURCES LTD.

May 31, 2005

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED BALANCE SHEETS

	(Unaudited) May 31, 2005	(Audited) November 30, 2004
ASSETS		
Current		
Cash and cash equivalents	$ 271,834	$ 45
GST receivable	2,978	14,439
Prepaid expenses	2,228	417
	277,040	14,901
Capital assets – Note 3	1,802	2,025
Resource properties – Note 4	216,656	209,656
	$ 495,498	$ 226,582
LIABILITIES		
Current		
Accounts payable and accrued liabilities – Note 4	233,567	1,019,448
Due to related parties – Note 7	5,851	144,044
Notes payable – Notes 5 and 7	-	66,090
	239,418	1,229,582
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 6	4,857,311	3,357,311
Share subscription	-	66,000
Deferred share issue costs	-	(14,124)
Contributed surplus – Note 6	52,370	-
Deficit	(4,653,601)	(4,412,187)
	256,080	(1,003,000)
	$ 495,498	$ 226,582

Nature and Continuance of Operations – Note 1
Commitments – Notes 4 and 6

APPROVED BY THE DIRECTORS:

"Raymond Roland" ____________, Director *"James Boyce"* ____________, Director

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF LOSS AND DEFICIT
for the three and six months ended May 31, 2005 and 2004
(Unaudited)

	Three months ended May 31, 2005	Three months ended May 31, 2004	Six months ended May 31, 2005	Six months ended May 31, 2004
Administrative expenses				
Amortization	$ 112	$ 19	$ 223	$ 38
Automobile	-	1,873	-	1,873
Bank charges and interest	17,260	20,498	49,146	39,290
Consulting	7,500	-	15,000	-
Filing fees	14,201	4,383	15,451	5,884
Management fees	7,500	7,500	15,000	15,000
Office and miscellaneous	2,180	2,205	3,098	3,298
Professional fees	67,024	6,696	69,524	9,196
Rent	9,000	9,000	18,000	18,000
Stock based compensation -Note 6	52,370	-	52,370	-
Transfer agent fees	1,136	1,601	1,739	2,216
Travel and promotion	1,106	-	1,863	930
Net loss for the period	179,389	53,775	241,414	95,725
Deficit, beginning of the period	4,474,212	4,092,323	4,412,187	4,050,373
Deficit, end of the period	$ 4,653,601	$ 4,146,098	$ 4,653,601	$ 4,146,098
Basic and diluted loss per share	$ 0.02	$ 0.01	$ 0.02	$ 0.01
Weighted average number of shares outstanding	15,555,947	7,481,413	11,569,046	7,481,413

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
for the three and six months ended May 31, 2005 and 2004
(Unaudited)

	Three months ended May 31, 2005	Three months ended May 31, 2004	Six months ended May 31, 2005	Six months ended May 31, 2004
Operating Activities				
Net loss for the period	$(179,389)	$ (53,775)	$(241,414)	$ (95,725)
Add items not affecting cash:				
Amortization	112	19	223	38
Stock based compensation	52,370	-	52,370	-
	(126,907)	(53,756)	(188,821)	(95,687)
Changes in non-cash working capital items related to operations:				
GST receivable	13,376	2,447	11,461	978
Prepaid expenses	(1,811)	527	(1,811)	433
Accounts payable	(720,695)	53,890	(785,881)	94,451
Due to related parties	(131,700)	(936)	(138,193)	402
Notes payable	(66,090)	-	(66,090)	-
	(1,033,827)	2,172	(1,169,335)	577
Investing Activities				
Increase in resource property	(7,000)	-	(7,000)	(98)
Financing Activities				
Issuance of common shares for cash	1,500,000	-	1,500,000	-
Deferred share issue costs	14,124		14,124	
Share subscriptions	(202,500)	-	(66,000)	-
	1,311,624	-	1,448,124	-
Increase (decrease) in cash during the period	270,797	2,172	271,789	479
Cash, beginning of period	1,037	(434)	45	1,259
Cash, end of period	$ 271,834	$ 1,738	$ 271,834	$ 1,738
Supplemental disclosure of cash flow information:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income Taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

PACIFIC TOPAZ RESOURCES LTD.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
May 31, 2005, and 2004
(Unaudited)

Note 1 Nature and Continuance of Operations

The Company is a public company incorporated under the Company Act of British Columbia and is in the business of acquiring, exploring and evaluating mineral resource properties or developing these properties further or disposing of them when the evaluation is completed. At May 31, 2005 the company is in the development stage and is in the process of exploring its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. During the year ended November 30, 2004, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

The recoverability of amounts shown for resource properties and related deferred exploration expenses is dependent upon the discovery of economically recoverable reserves and confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to satisfy the expenditure requirements and to complete the development of properties and upon future profitable production or proceeds from the disposition thereof.

While the information presented in the accompanying interim six-months financial statements is unaudited, it includes all adjustments which are in the opinion of management necessary to present fairly the financial position, results of operations and cash flows for the interim period presented. These interim financial statements follow the same accounting policies and methods of their application as the Company's November 30, 2004 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual November 30, 2004 financial statements.

As at May 31, 2005, the Company had a working capital of $37,622 and accumulated losses of $4,653,601 since inception. Its ability to continue as a going concern is dependent upon the ability of the Company to obtain the necessary financing to meet its obligations and repay its liabilities arising from normal business operations when they come due.

Note 2 Summary of Significant Accounting Policies

Management has prepared the financial statements of the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial statement in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

Note 2 Summary of Significant Accounting Policies – (cont'd)

The financial statements have, in management's opinion, been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned inactive subsidiary, Ballad Investments Ltd. All inter-company accounts have been eliminated.

(b) Equipment and Amortization

Equipment is recorded at cost and amortized over its estimated useful life by the declining balance method using the following annual rates:

Office furniture	20%
Computer equipment	30%

(c) Resource Properties

The Company defers the cost of acquiring, maintaining its interest, exploring and developing mineral properties until such time as the properties are placed into production, abandoned, sold or considered to be impaired in value. Costs of producing properties will be amortized on a unit of production basis and costs of abandoned properties are written-off. Proceeds received on the sale of interests in mineral properties are credited to the carrying value of the mineral properties, with any excess included in operations. Write-downs due to impairment in value are charged to operations.

The Company is in the process of exploring and developing its mineral properties and has not yet determined the amount of reserves available. Management reviews the carrying value of mineral properties on a periodic basis and will recognize impairment in value based upon current exploration results, the prospect of further work being carried out by the Company, the assessment of future probability of profitable revenues from the property or from the sale of the property. Amounts shown for properties represent costs incurred net of write-downs and recoveries, and are not intended to represent present or future values.

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to

Note 2 Summary of Significant Accounting Policies – (cont'd)

the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Stock-based Compensation Plan

The Company has a share purchase option plan, which is described in Note 6. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for this plan when shares or share purchase options are issued to employees or directors. Any consideration paid by employees or directors on the exercise of share purchase options or purchase of shares is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. However, the new standard permits the Company to continue its existing policy of not recording compensation cost on the grant of stock options to employees with the addition of pro forma information. The Company has elected to apply the pro forma disclosure provisions of the new standard to awards granted on or after December 1, 2002.

Effective for years beginning on or after January 1, 2004 the pro forma disclosure provisions will no longer be allowed and all stock-based compensation must be accounted for. The Company adopted the new policy commencing December 1, 2004.

(f) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, amounts receivable, accounts payable, due to related parties and notes payable approximate fair value because of the short-term maturity of those instruments. The carrying value of long-term debt also approximates its fair value. Unless otherwise stated, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

(g) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current period. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

Note 2 Summary of Significant Accounting Policies – (cont'd)

h) Flow-through Shares

In March 2004, the Canadian Institute of Chartered Accountants issued Emerging Issue Committee Abstract No. 146, Flow-through Shares, which clarifies the recognition of previously unrecorded future income tax assets caused by renouncement of expenditures relating to flow-through shares. The Company has adopted prospectively the new recommendation for flow-through shares issued after March 19, 2004 and now records the tax effect related to the renounced deductions as a reduction of income tax expense in the statement of loss and deficit on the date that the Company renounces the deductions for investors whereas previously the tax effect was recorded as a credit to equity. There is no effect on the financial statements presented as a result of this change in policy.

i) Deferred Share Issue Costs

The Company defers share issue costs paid relating to private placements that have not been completed. These costs will be charged against share capital upon completion of the private placement or expensed if the private placement does not complete.

Note 3 Capital Assets

	May 31, 2005			May 31, 2004
	Cost	Accumulated Amortization	Net	Net
Office furniture	$ 2,052	$ 390	$ 1,662	$ -
Computer equipment	1,247	1,107	140	216
	$ 3,299	$ 1,497	$ 1,802	$ 216

Note 4 Resource Properties

Nugget Queen claim group	May 31, 2005	May 31, 2004
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	34,656	8,268
Addition:		
Geological consulting	7,000	-
Lab and assay	-	98
	41,656	8,366
Balance at end of period	$ 216,656	$ 183,366

Note 4 Resource Properties – (Cont'd)

Nugget Queen Claim Group

By a property purchase agreement dated April 29, 1999 and amended April 2002, the Company acquired a 100% undivided interest, subject to a 2.5% net smelter return royalty, in 24 contiguous mineral claims located in the Vancouver Mining Division of British Columbia for the following consideration:

a) Common Shares

Issuance of 100,000 common shares of the Company for a value of $29,000.

b) Cash

Payment of $232,500 to the vendor as follows:

i) $57,500 (paid); and

ii) $175,000 by June 1, 2005 (included in accounts payable at February 28, 2005, and November 30, 2004), of which $25,000 is payable by the issue of common shares.

c) Work Commitment

Incurring $200,000 in exploration expenditures by May 1, 2006.

During the year ended November 30, 2001, the carrying value of the acquisition costs and deferred exploration costs were written down by $109,781.

Note 5 Notes Payable

	2005	2004
Note payable, unsecured, bearing interest at prime plus 2% compounded quarterly and payable on demand.	$ -	$ 49,068
Notes payable, unsecured, bearing interest at 10% per annum and payable on demand.	-	14,000
	$ -	$ 63,068

Note 6 Share Capital – Note 9

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:		Number	$
Balance, November 30, 2004		7,481,413	3,357,311
For cash:			
– pursuant to private placement	– at $0.0525	28,571,428	1,500,000
Balance, May 31, 2005		36,052,841	4,857,311

At May 31, 2005, 87,499 (November 30, 2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Share Purchase Warrants

At May 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
28,571,428	$0.10	May 5, 2007

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of May 31, 2005 and May 31, 2004 and changes during the periods then ended is presented below:

Note 6 Share Capital – Cont'd

	May 31, 2005		May 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-	-	-	-
Granted	748,141	$0.25	-	-
Options outstanding and exercisable at end of period	748,141	$0.25	-	-

At May 31, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
748,141	$0.25	March 2, 2007

As disclosed in Note 2(e), effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the six-month period ended May 31, 2005 the Company recorded a non-cash compensation charge of $52,370 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.25 per share.

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	2.50%
Dividend yield	-
Expected stock price volatility	146%
Weighted average expected stock option life	2 years

Note 7 Related Party Transactions

During the six months ended May 31, 2005, a company controlled by a President of the Company was accrued or paid $15,000 for consulting services.

Due to related parties of $5,851 (2004: $142,081) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

JULY 29, 2005

For the six months ended May 31, 2005, Pacific Topaz Resources Ltd. ("Pacific Topaz" or the "Company") has prepared this management discussion following the requirements of a National Instrument 51-102 ("NI-51-102"). NI 51-102 outlines more detailed and comprehensive requirements for management discussion and analysis. This Management Discussion and Analysis of the results of operations as of July 29, 2005 provides information on the operations of Pacific Topaz for the six months ended May 31, 2005 and subsequent to the period end and should be read in conjunction with the audited financial statements and accompanying notes for the years ended November 30, 2004 and 2003.

OVERVIEW

Pacific Topaz Resources Ltd. (T:PPZ – TSX Venture Exchange) is a TSX Venture Exchange company with a mineral exploration business. During the year ended November 30, 2003, the Company moved to the NEX Exchange, a separate board of the TSX Venture Exchange. During the period ended May 31, 2005, the Company met the requirement to be listed as a TSX Venture Exchange Tier 2 issuer and was transferred to the TSX Venture Exchange effective March 8, 2005.

Pacific Topaz is exploring for gold and silver on its Nugget Queen Gold/Silver claims located in British Columbia, Canada. All of the company's mineral property interests are in the exploration stage and there is no current operating income or cash flow. The Company relies on the sale of its securities either by way of private placement or brokered financing to fund its property acquisitions and exploration programs.

The Company is actively reviewing the acquisition of interests in a number of resource properties in Canada and Eastern Europe.

Mineral Properties

Nugget Queen claim group	May 31, 2005	May 31, 2004
Acquisition Costs	$ 175,000	$ 175,000
Deferred Exploration Costs		
Balance at beginning of period	34,656	8,268
Addition:		
Geological consulting	7,000	-
Lab and assay	-	98
	41,656	8,366
Balance at end of period	$ 216,656	$ 183,366

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada.

The Company acquired a 100% interest in the Nugget/Queen Gold/Silver Property. The Nugget/Queen Gold/Silver Property is located along the western coast of the British Columbia mainland approximately 35 kilometers northeast of Port Hardy and 5 kilometers south of Seymour Inlet and consists of 2 claims totaling 24 units. The Southwestern BC, where Nugget Queen property is located, represents an exploration target for a polymetallic vein, shear, breccia, stockwork, carbonate replacement, porphyry and volcanogenic massive sulphide related mineral occurrences or deposits. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

During the year ended November 30, 2004 the Company completed its summer exploration program on its Nugget Queen Gold/Silver Property. The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property.

The recent exploration program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Nugget Queen Gold/Silver Property, British Columbia, Canada. – Cont'd.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west. The Company is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

Exploration programs conducted by both the Company and previous operators have resulted in over approximately $355,000 in exploration expenditures, including drilling, from 1995 to date. The Nugget Queen Gold/Silver Property is in a favourable geological environment for quartz vein hosted gold deposits.

The Company acquired a 100% interest, subject to a 2.5% net smelter return royalty, in the Nugget Queen Gold/Silver Claims pursuant to a property purchase agreement. Consideration for the property consisted of the issuance of 100,000 common shares of the Company, payment of $232,500 of which $175,000 is outstanding and payable by June 1, 2005, and incurring exploration expenditures of $200,000 by May 1, 2006.

The Company is currently conducting further exploration on the property.

SELECTED FINANCIAL INFORMATION

The following table presents selected financial information for the six-month period ended May 31, 2005, and 2004, and the last three fiscal years ended November 30, 2004, 2003 and 2002:

	Six months ended May 31, 2005	Six months ended May 31, 2004	Year ended November 30, 2004	Year ended November 30, 2003	Year ended November 30, 2002
	(Unaudited)	(Unaudited)	(Audited)	(Audited)	(Audited)
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(241,414)	(95,725)	(361,814)	(223,103)	(376,569)
Basic and diluted loss per share	(0.02)	(0.01)	(0.05)	(0.03)	(0.05)
Total assets	495,498	201,166	226,582	202,038	208,330

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

During the period ended May 31, 2005, the net loss was $241,414 or $0.02 per share compared to the net loss of $95,725 or $0.01 per share (152.19% increase) for the comparable period in 2004. The increase in the net loss was primarily due to the $60,238 increase in professional fees and $9,567 in filing fees associated with the company's transfer to the TSX Venture Exchange Tier 2 issuer position and completion of the 28,571,428 unit private placement during the reporting period. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005.

For the year ended November 30, 2004 the net loss was $361,814 or $0.05 per share compared to the net loss of $223,103 or $0.03 per share (62.16% increase) for the comparable period in 2003. The increase in the net loss was primarily due to $93,278 increase in legal fees, $11,137 in bank and interest charges, $5,000 in consulting fees, $7,658 in investor relation expenditures, and $8,818 in filing fees. In addition the company wrote-off amounts receivable of $12,000, recorded $10,131 in Part XII.6 tax liability and $5,506 gain on settlement of debt.

RESULTS OF OPERATIONS

Current Quarter

For the quarter ended May 31, 2005, the net loss was $179,389 or $0.02 per share compared to the net loss of $53,775 or $0.01 per share (233.59 % increase) for the comparable period in 2004. The increase in the net loss was primarily due to the $60,238 increase in professional fees and $9,818 in filing fees associated with the company's transfer to the TSX Venture Exchange Tier 2 and completion of the 28,571,428 unit private placement during the quarter. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the current quarter.

During the quarter ended May 31, 2005, the Company incurred professional fees of $67,024 (2004: $6,696), bank and interest charges of $17,260 (2004: $20,498), consulting fees of $7,500 (2004: $Nil); filing fees of $14,201 (2004: $4,383), management fees of $7,500 (2004: $7,500), office and miscellaneous expenses of $2,180 (2004: $2,205), office rent of $9,000 (2004: $9,000), transfer agent fees of $1,136 (2004: $1,601), travel and promotion expenses of $1,106(2004: $Nil) and stock based compensation expense of $52,730 (2004: $Nil). In addition the company recorded $112 (2004: $19) amortization expense.

During the quarter ended May 31, 2005:

1. The Company granted incentive share purchase options entitling the holders thereof the right to purchase 748,141 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share.

2. The Company closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was issued on a flow-through basis for total proceeds of $215,000.

The proceeds of the private placement will be used for general corporate matters, completion of the acquisition of the Nugget Queen Property, further funding of the Company's operations and exploration program and debts payments.

Year-to-date

For the six-month period ended May 31, 2005, the net loss was $241,414 or $0.02 per share compared to the net loss of $95,725 or $0.01 per share (152,19 % increase) for the comparable period in 2004. The increase in the net loss was primarily due to the $60,238 increase in professional fees and $9,567 in filing fees associated with the company's transfer to the TSX Venture Exchange Tier 2 and completion of the 28,571,428 unit private placement during the reporting period. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the period ended May 31, 2005.

During six-month period ended May 31, 2005, the Company incurred professional fees of $69,524 (2004: $9,196), bank and interest charges of $49,146 (2004: $39,290), consulting fees of $15,000 (2004: $Nil); filing fees of $15,451 (2004: $5,884), management fees of $15,000 (2004: $15,000), office and miscellaneous expenses of $3,098 (2004: $3,298), office rent of $18,000 (2004: $18,000), transfer agent fees of $1,739 (2004: $2,216), travel and promotion expenses of $1,863 (2004: $930) and stock based compensation expense of $52,730 (2004: $Nil). In addition the company recorded $223 (2004: $38) amortization expense.

During the six months ended May 31, 2005, the Company granted incentive share purchase options entitling the holders thereof the right to purchase 748,141 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share. During the six months ended May 31, 2005, The Company closed the private placement of 28,571,428 units at $0.0525 per unit.

REVENUES

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expenses for the six months ended May 31, 2005, and 2004, and for the years ended November 30, 2004, and 2003:

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Six months ended May 31, 2005	Six months ended May 31, 2004	Year ended November 30, 2004	Year ended November 30, 2003
	$	$	$	$
	(Unaudited)	(Unaudited)	(Audited)	(Audited)
Accounting and audit fees	15,400	5,100	19,273	19,147
Increase (decrease) *	201.96	-	0.7	-
Amortization	223	38	282	3,311
Increase (decrease) * 4	86.84	(91.48)	(91.48)	-
Automobile expenses	-	-	-	4,509
Increase (decrease) *	-	-	(100.00)	-
Consulting fees	15,000	-	5,000	-
Increase (decrease) *	100.00	-	100.00	-
Filing fees	15,451	5,884	11,433	2,615
Increase (decrease) *	162.59	-	337.21	-
Bank charges and interest	49,146	39,290	90,099	78,962
Increase (decrease) *	25.06	-	14.10	-
Investor relations	-	-	7,658	-
Increase (decrease) *	-	-	100.00	-
Legal	54,124	4,096	123,032	29,754
Increase (decrease) *	1,221	-	313.50	-
Management fees	15,000	15,000	30,000	30,000
Increase (decrease) *	-	-	-	-
Office and miscellaneous	3,098	3,298	11,264	11,085
Increase (decrease) *	(6.06)	-	1.61	-
Rent	18,000	18,000	36,000	36,000
Increase (decrease) *	-	-	-	-
Stock based compensation	52,370	-	-	-
Increase (decrease) *	100.00	-	-	-
Transfer agent	1,739	2,216	3,432	2,677
Increase (decrease) *	(21.53)	-	28.20	-
Travel and promotion	1,863	930	4,957	6,561
Increase (decrease) *	100.32	-	239.42	-

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

	Years ended November 30,							
	2005		2004				2003	
	Q1	Q2	Q1	Q2	Q3	Q4	Q3	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(62,025)	(179,389)	(41,950)	(53,775)	(53,112)	(212,977)	(50,885)	(90,169)
Basic/diluted loss per share	(0.01)	(0.02)	(0.01)	(0.01)	(0.01)	(0.03)	(0.01)	(0.01)

LIQUIDITY AND CAPITAL RESOURCES

At May 31, 2005, the Company had working capital of $37,622 compared to a deficiency of $972,369 as at May 31, 2004.

The Company closed the private placement of 28,571,428 units at $0.0525 per unit. Each unit comprises of one common share and one two-year share purchase warrant, with each such share purchase warrant entitling the holder to purchase one additional common share of the Company at $0.10 per share. A portion of the private placement consisting of 4,095,238 units was issued on a flow-through basis for total proceeds of $215,000.

Amounts received from the flow-through share proceeds must be used for exploration expenditures and will be renounced in favour of the investors and the deductions for tax purposes will not be available to the Company.

At May 31, 2005 the Company held cash on hand of $271,834 (2004: $1,738) and liabilities totalled $239,418 (2004: $989,953).

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

(a) Authorized:

100,000,000 common shares without par value

(b) Issued:

		Number	$
Balance, November 30, 2004		7,481,413	3,357,311
For cash:			
– pursuant to private placement	– at $0.0525	28,571,428	1,500,000
Balance, May 31, 2005 and July 29, 2005		36,052,841	4,857,311

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

At May 31, 2005, 87,499 (November 30, 2004: 87,499) common shares are held in escrow by the Company's transfer agent. The release of these shares is subject to regulatory approval.

Share Purchase Warrants

At May 31, 2005, the following share purchase warrants were outstanding entitling the holders the right to purchase one common share for each warrant held:

Number of Warrants	Exercise Price	Expiry Date
28,571,428	$0.10	May 5, 2007

Stock Option Plan

The Company follows the policies of the TSX-V under which it is authorized to grant options to executive officers and directors, employees and consultants enabling them to acquire up to 10% of the issued and outstanding common shares of the Company. Under the plan, the exercise price of each option equals the market price of the Company's shares as calculated on the date of grant. The options can be granted for a maximum term of 5 years.

The Company has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of the Company's stock on the date of the grant.

A summary of the status of the Company's stock option plan as of May 31, 2005 and May 31, 2004 and changes during the periods then ended is presented below:

	May 31, 2005		May 31, 2004	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	-	-	-	-
Granted	748,141	$0.25	-	-
Options outstanding and exercisable at end of period	748,141	$0.25	-	-

At May 31, 2005, 748,141 share purchase options were outstanding entitling the holders thereof the right to purchase one common share for each option held as follows:

Number of Options	Exercise Price	Expiry Date
748,141	$0.25	March 2, 2007

PACIFIC TOPAZ RESOURCES LTD.

Management Discussion and Analysis of Financial Condition and Results of Operations

Effective December 1, 2004, the Company has adopted the new policy to record the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the six-month period ended May 31, 2005 the Company recorded a non-cash compensation charge of $52,370 upon the issuance of 748,141 stock options. The weighted average fair value of the options was $0.25 per share.

The fair value of share options for 2005 was estimated using the Black-Scholes option pricing model with the following assumptions:

	2005
Risk-free interest rate	2.50%
Dividend yield	-
Expected stock price volatility	146%
Weighted average expected stock option life	2 years

RELATED PARTY TRANSACTIONS

During the periods ended May 31, 2005 and 2004, the Company incurred the following costs charged by a company with a common director:

	2005	2004
Consulting fees	$ 15,000	$ -

These charges were measured by the exchange amount which is the amount agreed upon by the transacting parties.

Due to related parties of $5,851 (2004: $142,081) are owing to directors of the Company or a company with a common director and are unsecured with no stated interest or repayment terms.

Notes payable includes $Nil (2004: $5,000) owing to a company with a common director.

RISKS AND UNCERTAINTIES

Pacific Topaz plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

FORWARD – LOOKING STATEMENTS

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future

results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd**., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the year ending **November 30, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 15, 2005

"Raymond Roland"

Raymond Roland
President & CEO

82- 1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F1
CERTIFICATION OF ANNUAL FILINGS

I, Raymond Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd**., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the year ending **November 30, 2004;**

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: April 15, 2005

"Raymond Roland"

Raymond Roland
Chief Financial Officer

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the interim period ending **February 28, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 3, 2005

"Raymond Roland"

Raymond Roland
President & CEO

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, President and Chief Executive Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the interim period ending **May 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29, 2005

"Raymond Roland"
Raymond Roland
President & CEO

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the interim period ending **February 28, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 3, 2005

"Raymond Roland"

Raymond Roland
Chief Financial Officer

82-1285

PACIFIC TOPAZ RESOURCES LTD.

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Raymond Roland, Chief Financial Officer for **Pacific Topaz Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Pacific Topaz Resources Ltd.** (the issuer) for the interim period ending **May 31, 2005;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: July 29, 2005

"Raymond Roland"
Raymond Roland
Chief Financial Officer

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

RECEIVED

September 7, 2004

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

Exploration of the Queen-Nugget Gold/Silver Claims Completed

Pacific Topaz Resources Ltd. (TSX-V PPZ.H): is pleased to report that it has conducted further exploration at its Queen-Nugget Gold/Silver Property situated about 35 km north-east of Port Hardy on the B.C. mainland.

The Queen-Nugget Property is composed of 24 claim units covering 6 sq km. The area hosts a polymetallic, vein style mineral deposit that has produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940's from Vein #6 at the Main Showing. Recent logging of the virgin forest has revealed more showings and has assisted in the exploration of the Queen-Nugget Gold/Silver Claims. This logging is continuing and is expected to reveal more showings for future exploration.

Mineralization is made up of several sub-parallel, west to west-northwest trending and north dipping quartz-carbonate veins with the combined length of over 500 meters and width of 0.3 to 1.5 meters. The veins contain sulphide mineralization with gold in the form of disseminations and fracture fillings. The latest assays of grab samples from the vein material returned as much as 14.2 grams per ton gold, 85.4 grams per ton silver, 1.43% Zn, 2.06% Pb and 0.2% Cu. The aim of the recent field work was to examine the extensions of the deposit along strike by geochemical sampling and geophysical surveys.

Altogether 106 soil samples and 16 rock samples were collected within a grid extending the previously explored grid by 200 meters to the north-west. As well, the VLF-EM survey has been conducted at 102 stations. The samples were submitted to a certified laboratory for assays and the report summarizing the obtained results and interpretations will be prepared shortly. This exploration program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604) 682-7159
Fax: (604) 669-5886

September 15, 2004

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

Results of the Queen-Nugget Gold/Silver Claims Summer Exploration

---

Pacific Topaz Resources Ltd. (TSX.V-PPZ) is pleased to announce the results from its summer exploration on its Queen-Nugget Gold/Silver Property situated about 35 km north-east of Port Hardy, British Columbia.

The Queen/Nugget Gold/Silver Property is composed of 24 claim units, covering an area of 6 square kilometres. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

The recent exploration program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver

82-1285

PACIFIC TOPAZ RESOURCES LTD.

905 West Pender Street, Suite 501
Vancouver, BC Canada V6C 1L6
Telephone: (604) 682-7159 ~ Fax: (604) 669-5886

November 3, 2004

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Financial Statements Filed

Pacific Topaz Resources Ltd. (the "Company") is pleased to announce that its unaudited interim financial statements for the nine-month period ended August 31, 2004 have been filed. The Company incurred a net loss of $148,337 ($0.01 per share) for the period ended August 31, 2004 comparable to a net loss of $132,944 ($0.01 per share) for the period ended August 31, 2003. The increase in the net loss was due primarily to the $11,525 increase in interest charges and $8,065 in filing fees and listing costs. The Company also announces that Dr. Marvin Palmer has resigned as President and a Director of the Company for personal reasons. Raymond Roland has been appointed as the new President of the Company. The Board of Directors now consists of Raymond Roland, Neil Palmer, James Boyce and Irvin Ridd, who was appointed at the Company's Annual General Meeting held on May 31, 2004. Pacific Topaz and the board of directors thank Dr. Palmer for his many years of service to the Company and wishes him good luck with his future endeavours.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

December 30, 2004

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (TSX-V PPZ.H) announces that Mr. Neil Palmer has resigned from the Board of Directors of the Company. The Company would like to thank Mr. Palmer for his contribution to the board of directors.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, President

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

February 21, 2005

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. **(PPZ.H - TSX)** announces that it is proceeding with its previously announced private placement of $1,400,000 at $0.0525 per unit. The Company has increased the financing to $1,500,000 and now consists of the sale of 28,571,428 units at $0.0525 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Company at a price of $0.10 per share. A finder's fee will be paid in cash on a portion of the private placement.

The private placement forms part of the Company's plan to graduate to Tier 2 of the TSX Venture Exchange. The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration and debt payment.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

PACIFIC TOPAZ RESOURCES LTD.

Per: **"James Boyce"**
James Boyce, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1285

RECEIVED

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

March 2, 2005

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ.H - TSX)** announces that it has granted Incentive Stock Options on 748,141 shares of the Company's capital stock, exercisable for up to two years at a price of $0.25 per share, which price exceeds the last closing price of the Company's shares prior to this announcement.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

PACIFIC TOPAZ RESOURCES LTD.

Per: "Raymond Roland"
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

March 3, 2005

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ.H - TSX)** is pleased to announce that John Rizzuti has agreed to rejoin the Board of Directors. The Company is also pleased to announce that Rod Husband, P. Geo. has been appointed Vice-President, Exploration.

PACIFIC TOPAZ RESOURCES LTD.

Per: "Raymond Roland"
Raymond Roland, Director

82-1285

RECEIVED

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

March 7, 2005

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") **(PPZ - TSX)** announces that John Rizzuti has agreed to join the company's board of directors.

PACIFIC TOPAZ RESOURCES LTD.

Per: "Raymond Roland"
Raymond Roland, Director

82 · 1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

May 5, 2005

Trading Symbol: PPZ.H
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. **(PPZ.H - TSX)** announces that it has now closed its previously announced private placement as to 28,571,428 units at $0.0525 per unit. Each unit consists of one common share and a warrant to purchase a further common share for two years at $0.10 per share. Of these units, 4,095,238 are flow-through. The securities have now been issued, having a hold period expiring September 6, 2005. The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration and debt payment.

PACIFIC TOPAZ RESOURCES LTD.

Per: **"James Boyce"**
James Boyce, Director

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

May 6, 2005

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2005 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $62,025 ($0.01 per share) for the period ended February 28, 2005, comparable to a loss of $41,950 ($0.01 per share) for the period ended February 28, 2004.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, Director

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, B.C. V6C 1L6
Telephone: (604)682-7159
Fax: (604)669-5886

July 29, 2005

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the six-month period ended May 31, 2005 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $241,414 ($0.02 per share) for the period ended May 31, 2005, compared to a loss of $95,725 ($0.01 per share) for the period ended May 31, 2004. The increase in the net loss was primarily due to the $60,238 increase in professional fees and $9,818 in filing fees associated with the company's transfer to the TSX Venture Exchange Tier 2 and completion of the 28,571,428 unit private placement during six months ended May 31, 2005. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the current quarter.

PACIFIC TOPAZ RESOURCES LTD.

Per: *"Raymond Roland"*
Raymond Roland, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

82-1285

PACIFIC TOPAZ RESOURCES LTD.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604)669-5819
Fax: (604)669-5886

September 16, 2005

Trading Symbol: PPZ
12g3-2(b): 82-1285

NEWS RELEASE

Pacific Topaz Resources Ltd. (the "Company") (**PPZ - TSX**) announces that it has granted Incentive Stock Options on 2,857,143 shares of the Company's capital stock, exercisable for up to two years at a price of $0.12 per share, which price is not lower than the last closing price of the Company's shares prior to this announcement less the applicable discount.

The options granted may not be exercised until regulatory approval has been obtained and will be subject to any applicable regulatory hold periods.

PACIFIC TOPAZ RESOURCES LTD.

Per: ______________________
Raymond Roland, Director

82-1285

FORM 45-103F4

REPORT OF EXEMPT DISTRIBUTION

Issuer information

1. **State the full name, address and telephone number of the issuer of the security distributed. Include former name if name has changed since last report. Also state the full name and address of the vendor, if this report is filed (a) by a vendor who is not the issuer, and (b) in connection with an exemption other than those contained in MI 45-103.**

   Pacific Topaz Resources Ltd.
   Name of issuer
   501 - 905 West Pender Street, Vancouver, B.C., V6C 1L6
   Address
   604.662.3004
   Telephone Number

2. **State whether the issuer is or is not a reporting issuer and, if reporting, each of the jurisdictions in which it is reporting.**

   The Issuer is a reporting issuer in British Columbia and Alberta.

Details of distribution

3. **State the distribution date. If the report is being filed for securities distributed on more than one distribution date, state all distribution dates.**

   May 5, 2005

4. **For each security distributed:**
   (a) **Describe the type of security, and**
   (b) **State the total number of securities distributed. If the security is convertible or exchangeable, describe the type of underlying security, the terms of exercise or conversion and any expiry date.**

   22,190,474 units, each unit comprised of one common share and one two-year non-transferable share purchase warrant, each such warrant entitling the holder to purchase one additional common share at a price of $0.10 on or before May 5, 2007

5. **Provide details of the distribution by completing the attached schedule.**

   See attached Schedule "A"

6. **Complete the following table for each Canadian and foreign jurisdiction where purchasers of the securities reside. Provide a total dollar value of all securities**

distributed in all jurisdictions. Do not include in this table, securities issued as payment for commissions or finder's fees disclosed under item 7, below.

Each jurisdiction where purchasers reside	Price per security (Canadian $)	Total dollar value raised from purchasers in the jurisdiction (Canadian $)
British Columbia	$0.0525	$1,065,000.00
West Indies	$0.0525	$100,000.00
Total dollar value of distribution in all jurisdictions (Canadian $)		$1,165,000.00

Commissions and finder's fees

7. **Provide the following information for each person who is being compensated in connection with the distribution(s). When disclosing compensation paid or to be paid, include discounts, commissions or other fees or payments of a similar nature directly related to the distribution. Do not include payments for services incidental to the trade, such as clerical, printing, legal or accounting services.**

Full name and address of person being compensated	Compensation paid (in Canadian $ and, if applicable, number and type of securities)	Exemption relied on and date of distribution (if applicable)	Price Per Share (Canadian $)
N/A			

Certificate

On behalf of the issuer (or vendor), I certify that the statements made in this report and in each schedule to this report are true.

Date: May 5, 2005 .

Pacific Topaz Resources Ltd.
Name of issuer or vendor *(please print)*

James Boyce, Director
Print name and position of person signing

[signature]
Signature

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 7, 2004

Item 3. **Press Release**

Press Release dated September 7, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to report that it has conducted further exploration at its Queen Gold/Silver Property.

Item 5. **Full Description of Material Change**

The Issuer is pleased to report that it has conducted further exploration at its Queen-Nugget Gold/Silver Property situated about 35 km north-east of Port Hardy on the B.C. mainland.

The Queen-Nugget Property is composed of 24 claim units covering 6 sq km. The area hosts a polymetallic, vein style mineral deposit that has produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940's from Vein #6 at the Main Showing. Recent logging of the virgin forest has revealed more showings and has assisted in the exploration of the Queen-Nugget Gold/Silver Claims. This logging is continuing and is expected to reveal more showings for future exploration.

Mineralization is made up of several sub-parallel, west to west-northwest trending and north dipping quartz-carbonate veins with the combined length of over 500 meters and width of 0.3 to 1.5 meters. The veins contain sulphide mineralization with gold in the form of disseminations and fracture fillings. The latest assays of grab samples from the vein material returned as much as 14.2 grams per ton gold, 85.4 grams per ton silver, 1.43% Zn, 2.06% Pb and 0.2% Cu. The aim of the recent field work was to examine the extensions of the deposit along strike by geochemical sampling and geophysical

surveys.

Altogether 106 soil samples and 16 rock samples were collected within a grid extending the previously explored grid by 200 meters to the north-west. As well, the VLF-EM survey has been conducted at 102 stations. The samples were submitted to a certified laboratory for assays and the report summarizing the obtained results and interpretations will be prepared shortly. This exploration program was conducted by and under the direct supervision of Independent Qualified Person Bohumil (Boris) Molak, Ph.D, P.Geo.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of September, 2004.

"Raymond Roland"
Raymond Roland, President

82-085

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

September 15, 2004

Item 3. **Press Release**

Press Release dated September 15, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce the results from its summer exploration on its Queen Nugget Gold/Silver Property. The property is composed of 24 claim units, covering an area of 6 square kilometres.

Item 5. **Full Description of Material Change**

Pacific Topaz Resources Ltd. (TSX.V-PPZ) is pleased to announce the results from its summer exploration on its Queen-Nugget Gold/Silver Property situated about 35 km north-east of Port Hardy, British Columbia.

The Queen/Nugget Gold/Silver Property is composed of 24 claim units, covering an area of 6 square kilometres. The property hosts polymetallic, mesothermal, vein style mineralization with numerous workings on several of the eight quartz veins previously identified on the property. Most notable are veins numbered 2, 3, 4, 5, 6 and 8 which contain gold and silver mineralization. Historically, vein 6 reportedly produced over 600 tons of gold, silver, copper, lead and zinc ore in the 1940s.

The recent exploration program consisted of geological mapping, rock and soil geochemistry sampling, and VLF-EM surveys. The rock samples included 16 grab, chip and chip – channel samples from various outcropping veins and dumps, 106 soil samples from a geochemical grid covering an area of 200 by 180 meters. A coincident geophysical survey was also conducted over the area.

Highlights from a rock sampling program are as follows:

Sample Number	Sample Type (width metres)	Vein Number	Gold grams per ton	Silver Grams per ton
01518	Grab	6	16.10	312.0
01520	Chip	8	12.15	70.8
01524	Grab	4	4.68	33.8
01527	Chip	2	1.63	0.5
01530	Chip/chan (0.9)	2	5.52	3.0

Structural studies have identified two primary vein systems on the property. The first system, composed of veins 2, 3 and 4, trends roughly east – west, with the veins winding in nearly equidistant undulations, one striking 75 ° and the other 110 °. The second system trends southeast-northwest and includes veins 5 and 6. Both systems dip steeply to the north. The metasedimentary and metavolcanic host rocks dip uniformly northeast and appear to represent tectonic scales that formed as a result of oblique collision and shearing deformation with dextral strain component.

Sulphide mineralization containing gold and silver values tends to form blebs, clusters, disseminations and/or fracture fillings within quartz veins and in surrounding, heavily silicified, graphite-bearing and locally brecciated host rocks. The veins range in thickness from 0.3 to 1.5 meters. Notable grab samples from veins 2, 3, 4, 5, 6 and 8 returned as much as 16.1 grams per ton (g/t) gold and 312 grams per ton (g/t) silver. One discontinuous channel sample from vein 2 returned 5.52 g/t gold and 3 g/t silver over 0.9 meter. The assays of the 16 collected rock samples averaged 2.65 g/t gold and 30.48 g/t silver.

The geochemical and geophysical surveys have defined several areas of coincident geochemical and geophysical anomalies occurring intermittently along western extensions of the known mineralization and covering an area of more than 200 meters along strike. The geochemical and geophysical data was integrated into mono-elemental maps illustrating gold, silver, copper, lead, zinc and arsenic anomalies together with older geochemical data, known mineralized veins and newly identified VLF-EM conductors to allow for a complex data re- interpretation.

The interpretation of this data suggests extension of the first system, including veins 2, 3, 4 and 5, to the west for an estimated extension in excess of 200 metres. Of particular interest are the extensions of veins 2 and 8 where data suggest the veins extend both to the east and west.

Pacific Topaz is encouraged by the work completed on the property and the confirmation of mineralization within the notable vein systems and their possible extensions. Ongoing logging on the property area has greatly increased property access and exposure for future exploration.

The exploration program was conducted under the direction of Dr. Bohumil Molak, P.Geo., the Qualified Person on the property.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 20th day of September, 2004.

"Raymond Roland"
Raymond Roland, President

82-1285

RECEIVED

2005 SEP 20 P 1:20

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

November 3, 2004

Item 3. **Press Release**

Press Release dated November 3, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the nine-month period ended August 31, 2004 have been filed. Dr. Marvin Palmer has resigned as President and Director of the Issuer and Raymond Roland has been appointed as President of the Issuer.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that its unaudited interim financial statements for the nine-month period ended August 31, 2004 have been filed. The Issuer incurred a net loss of $148,337 ($0.01 per share) for the period ended August 31, 2004 comparable to a net loss of $132,944 ($0.01 per share) for the period ended August 31, 2003. The increase in the net loss was due primarily to the $11,525 increase in interest charges and $8,065 in filing fees and listing costs. The Issuer also announces that Dr. Marvin Palmer has resigned as President and a Director of the Issuer for personal reasons. Raymond Roland has been appointed as the new President of the Issuer. The Board of Directors now consists of Raymond Roland, Neil Palmer, James Boyce and Irvin Ridd, who was appointed at the Issuer's Annual General Meeting held on May 31, 2004. Pacific Topaz and the board of directors thank Dr. Palmer for his many years of service to the Issuer and wishes him good luck with his future endeavours.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **<u>Omitted Information</u>**

There is no omitted information.

Item 8. **<u>Senior Officers</u>**

Raymond Roland, President - (604) 669-5819.

Item 9. **<u>Statement of Senior Officer</u>**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 12th day of November, 2004.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

December 30, 2004

Item 3. Press Release

Press Release dated December 30, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces that Mr. Neil Palmer has resigned from the board of Directors.

Item 5. Full Description of Material Change

The Issuer announces that Mr. Neil Palmer has resigned from the Board of Directors of the Issuer. The Issuer would like to thank Mr. Palmer for his contribution to the board of directors.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. Senior Officers

Raymond Roland, President - (604) 669-5819.

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 30th day of December, 2004.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

February 21, 2005

Item 3. **Press Release**

Press Release dated February 21, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that it is proceeding with its previously announced private placement.

Item 5. **Full Description of Material Change**

The Issuer announces that it is proceeding with its previously announced private placement of $1,400,000 at $0.0525 per unit. The Issuer has increased the financing to $1,500,000 and now consists of the sale of 28,571,428 units at $0.0525 per unit, each unit consisting of one common share and one two-year share purchase warrant with each such share purchase warrant entitling each holder to purchase one additional common share of the Issuer at a price of $0.10 per share. A finder's fee will be paid in cash on a portion of the private placement.

The private placement forms part of the Issuer's plan to graduate to Tier 2 of the TSX Venture Exchange. The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration and debt payment.

The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 28th day of February, 2005.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

March 3, 2005

Item 3. **Press Release**

Press Release dated March 3, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces that John Rizzuti has agreed to rejoin the Board of Directors and the Issuer also announces that Rod Husband, P. Geo. has been appointed Vice-President, Exploration.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that John Rizzuti has agreed to rejoin the Board of Directors. The Issuer is also pleased to announce that Rod Husband, P. Geo. has been appointed Vice-President, Exploration.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 23rd day of March, 2005.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3
MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

May 5, 2005

Item 3. Press Release

Press Release dated May 5, 2005 and disseminated to the Canada Stockwatch, Market News Publishing, British Columbia Securities Commission and Alberta Securities Commission .

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

Pacific Topaz Resources Ltd. **(PPZ.H - TSX)** announces that it has now closed its previously announced private placement as to 28,571,428 units at $0.0525 per unit. Each unit consists of one common share and a warrant to purchase a further common share for two years at $0.10 per share. Of these units, 4,095,238 are flow-through. The securities have now been issued, having a hold period expiring September 6, 2005. The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration and debt payment.

Item 5. Full Description of Material Change

Pacific Topaz Resources Ltd. **(PPZ.H - TSX)** announces that it has now closed its previously announced private placement as to 28,571,428 units at $0.0525 per unit. Each unit consists of one common share and a warrant to purchase a further common share for two years at $0.10 per share. Of these units, 4,095,238 are flow-through. The securities have now been issued, having a hold period expiring September 6, 2005. The proceeds of the private placement will be used for general corporate matters, working capital, to complete the acquisition of the Nugget Queen Property, funding exploration and debt payment.

Item 6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. Omitted Information

There is no omitted information.

Item 8. **Senior Officers**

Mr. Raymond Roland, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 9th day of May, 2005.

:signed
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

May 6, 2005

Item 3. **Press Release**

Press Release dated May 6, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2005 have been filed.

Item 5. **Full Description of Material Change**

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended February 28, 2005 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $62,025 ($0.01 per share) for the period ended February 28, 2005, comparable to a loss of $41,950 ($0.01 per share) for the period ended February 28, 2004.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 24th day of May, 2005.

"Raymond Roland"
Raymond Roland, President

82-1285

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Pacific Topaz Resources Ltd.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 29, 2005

Item 3. **Press Release**

Press Release dated July 29, 2005 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the three-month period ended May 31, 2005 have been filed.

Item 5. **Full Description of Material Change**

Pacific Topaz Resources Ltd. is pleased to announce that its unaudited interim financial statements for the six-month period ended May 31, 2005 have been filed. Pacific Topaz Resources Ltd. incurred a net loss of $241,414 ($0.02 per share) for the period ended May 31, 2005, compared to a loss of $95,725 ($0.01 per share) for the period ended May 31, 2004. The increase in the net loss was primarily due to the $60,238 increase in professional fees and $9,818 in filing fees associated with the company's transfer to the TSX Venture Exchange Tier 2 and completion of the 28,571,428 unit private placement during six months ended May 31, 2005. In addition the company recorded $52,370 (2004: $Nil) stock based compensation expense representing fair value of 748,141 share purchase options granted during the current quarter.

Item 6. **Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102**

The Issuer is not relying on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Raymond Roland, President – 604.669.5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of August, 2005.

"Raymond Roland"
Raymond Roland, President

TSX venture EXCHANGE

March 7, 2005

Beruschi and Company
501 – 905 West Pender Street
Vancouver, BC
V6C 1L6

Attention: Anthony J. Beruschi

Dear Sirs\Mesdames:

Re: PACIFIC TOPAZ RESOURCES LTD. ("PPZ")
[formerly Pacific Topaz Resources Ltd. ("PPZ.H")]
Private Placement-Non-Brokered, Graduation from NEX, Symbol Change
Submission #94323

This is to confirm that TSX Venture Exchange has accepted for filing documentation with respect to a Non-Brokered Private Placement announced June 1, 2004 and February 21, 2005:

Number of Shares:	28,571,428 shares, of which 4,095,238 shares have flow through features
Purchase Price:	$0.0525 per share
Warrants:	28,571,428 share purchase warrants to purchase 28,571,428 shares
Warrant Exercise Price:	$0.10 for a two year period
Number of Placees:	16 placees

Insider / Pro Group Participation:

Name	Insider=Y / ProGroup=P /	# of Shares	
GP Technologies Inc. (James Boyce)	Y	1,904,762	
Toro Properties Inc. (Raymond Roland)	Y	1,904,762	
603492 B.C. Ltd. (Irvin Ridd)	Y	2,285,714	
Raymond Roland	Y	285,716	f/t

Pursuant to Corporate Finance Policy 4.1, Section 1.11(d), the Company must issue a news release announcing the closing of the private placement and setting out the expiry dates of the hold period(s). The Company must also issue a news release if the private placement does not close promptly.

Graduation from NEX, Symbol Change

The Company has met the requirements to be listed as a TSX Venture Tier 2, Precious Metals Exploration and Development Company. Therefore, effective on **March 8, 2005**, the Company's listing will transfer from NEX to TSX Venture, the Company's Tier classification will change from NEX to Tier 2 and the Filing and Service Office will change from NEX to Vancouver.

This fax will be the only copy you receive. Should you have any questions, please contact the undersigned at (604) 643-6543 / FAX: (604) 844-7502 / EMAIL: gilles.arseneau@tsxventure.com.

Yours truly,

Gilles Arseneau /nl

Gilles Arseneau
Manager, Geologist
Listed Issuer Services

GA/nl

Cc: Pacific Topaz Resources Ltd.

File: ::ODMA\PCDOCS\DOCP\1446007\1

82-1285

SCHEDULE OF REPORTING OBLIGATIONS (12g3-2(b))

PACIFIC TOPAZ RESOURCES LTD.

(the "Issuer")

Abbreviations referred to herein:

British Columbia *Business Corporations Act* ("BCBCA")
British Columbia *Securities Act* ("BCSA")
British Columbia Registrar of Companies ("Registrar")

Name of Document	Requirement	Applicable Date for the Issuer
A. Notice of Change of Address	Pursuant to Section 35 of the BCBCA, a company may change its registered office or its records office by passing a resolution authorizing the change and filing with the Registrar a notice of change.	Upon the change in office having been authorized and the company proceeding with the change
B. Notice of Alteration	Pursuant to Subsection 257 of the BCBCA, a company may file a notice of alteration to the notice of articles with the Registrar in accordance with the provisions of the BCBCA altering the company name and/or translating the company's name and/or altering the application of the Pre-existing Company Provisions and/or special rights or restrictions and/or the company's authorized share structure upon the company having been authorized to do so by resolution or court order as required under the BCBCA.	Upon the alteration having been authorized and the company proceeding with the change
C. Notice of Change of Directors	Pursuant to Subsection 127(1) of the BCBCA, every company shall, within 15 days after a change in its directors or in the prescribed address of any of its directors, complete and file with the Registrar a notice of change of directors.	Upon a change of a director or change of prescribed address of a director
D. Annual Report	Pursuant to Section 51 of the BCBCA, every company shall annually, within 2 months after each anniversary of the date on which the company was recognized, file with the Registrar an annual report in the form established by the Registrar containing information that is current to the most recent anniversary.	Issuer's anniversary date is February 21 of every year
E. Annual General Meeting		
1. Notice to Fix Record Date	Pursuant to Subsection 2.1 of National Instrument 54-101, a reporting issuer shall fix a record date for the determination of those security holders entitled to receive notice of a meeting of security holders to be a date not fewer than 30 days or more than 60 days prior to the date of the meeting. Pursuant to Subsection 2.2 of National Instrument 54-101, notice of the meeting and record date must be filed with the Alberta and British Columbia Securities Commissions and given to the TSX Venture Exchange and clearing agencies at least 25 days before the record date.	2005 - record date was May 30, 2005

2. Notice of Meeting	Pursuant to Section 169 of the BCBCA, every company shall give notice of a general meeting to each shareholder entitled to attend the meeting at least 21 days before the meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the notice with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 3, 2005 2005 – filed June 3, 2005
3. Proxy Solicitation	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send a Form of Proxy with the Notice of Meeting. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the Form of Proxy with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 3, 2005 2005 – filed June 3, 2005
4. Information Circular	Pursuant to Subsection 9.1 of National Instrument 51-102, a reporting issuer must send an Information Circular with the Notice of Meeting to each registered shareholder whose proxy is solicited. Pursuant to Subsection 9.3 of National Instrument 51-102, a reporting issuer must promptly file a copy of the information circular with the Alberta and British Columbia Securities Commissions and, pursuant to Subsection 3.4 of TSX Venture Exchange Policy 3.2, with the TSX Venture Exchange.	2005 - mailed June 3, 2005 2005 – filed June 3, 2005
5. Statement of Executive Compensation	Pursuant to Form 51-102F5, the Information Circular must include a Statement of Executive Compensation.	
6. Request Form	Pursuant to Subsection 4.6 of National Instrument 51-102, a reporting issuer must send annually a request form to the registered holders and beneficial owners of its securities, other than debt instruments, that the registered holders and beneficial owners may use to request a copy of the reporting issuer's annual financial statements and MD&A for the annual financial statements, the interim financial statements and MD&A for the interim financial statements, or both.	2005 - mailed June 3, 2005
F. Audited Financial Statements and Management's Discussion and Analysis ("MD&A")	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its annual financial statements with auditor's report and MD&A with the Alberta and British Columbia Securities Commissions on or before 120th day after the end of its most recently completed financial year.	The Issuer's year end is November 30 Filed April 15, 2005
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's annual financial statements, the reporting issuer must	Mailed to all shareholders June 3, 2005 (as at the date of this form, the requirement to mail to all

	send a copy of the requested financial statements to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements requested; and (b) 10 calendar days after the issuer receives the request.	shareholders is no longer in effect)
	Pursuant to Section 2 of Multilateral Instrument 52-109, an issuer must certify its annual filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the latest of filing an Annual Information Form or its annual financial statements and annual MD&A.	Filed April 15, 2005
G. Interim Financial Statements and MD&A	Pursuant to Subsections 4.2 and 5.1 of National Instrument 51-102, a venture issuer must file its interim financial statements and MD&A with the Alberta and British Columbia Securities Commissions on or before the 60th day after the end of the interim period.	1st period ends February 28 2nd period ends May 31 3rd period ends August 31
	Pursuant to Subsections 4.6 and 5.6 of National Instrument 51-102, if a registered holder or beneficial owner requests the reporting issuer's interim financial statements and MD&A, the reporting issuer must send a copy of the requested financial statements and MD&A to the person or company that made the request, without charge, by the later of (a) the filing deadline for the financial statements & MD&A requested; and (b) 10 calendar days after the issuer receives the request.	
	Pursuant to Section 3 of Multilateral Instrument 52-109, an issuer must certify its interim filings by filing certificates signed by the issuer's chief executive officer and chief financial officer respectively concurrently with the filing its interim financial statements and interim MD&A.	
H. Listing Agreement	Filed with and made public by the TSX Venture Exchange in support of an application for listing on the TSX Venture Exchange by an issuer.	
I. Filing Statement	Filed with and made public by the TSX Venture Exchange when requested by them pursuant to a company's listing agreement.	When requested by Exchange
J. Prospectus	Filed with the British Columbia Securities Commission pursuant to Section 61 of the BCSA when a company distributes securities unless exempted under the BCSA or the regulations.	None
K. Offering Memorandum	Filed with the British Columbia Securities Commission and the TSX Venture Exchange when a company distributes securities by way of a private placement pursuant to specific exemptions under Multilateral Instrument 45-103 or a Section 76 Order not later than 10 days after the distribution.	Upon making a private distribution requiring an Offering Memorandum

L. News Releases	Disseminated to the public and filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) as soon as practicable after a material change occurs in the affairs of a reporting issuer.	Upon the occurrence of a material change
M. Section 76 Orders	Issued by the British Columbia Securities Commission pursuant to Section 76 of the BCSA where an application is made by an issuer where Section 61 of the BCSA does not apply to a trade, intended trade, security or person.	When order for an exemption required
N. Exempt Distribution Report	When an issuer distributes a securities in reliance on a statutory exemption under Subsection 74 (2) (1) to (5), (16) (i), (18) or (23) of the BCSA or Subsection 128 (e) to (f) of the Rules promulgated under the BCSA or Subsection 3.1(2), 4.1(2), 4.1(4), or 5.1(2) of Multilateral Instrument 45-103, the issuer shall file an exempt distribution report not later than 10 days after the distribution and shall forward a copy to the TSX Venture Exchange.	Upon distribution of the securities
O. Material Change Report	Filed with the Alberta and British Columbia Securities Commissions pursuant to Section 85 of the BCSA (British Columbia Securities Commission) and Subsection 7.1 of National Instrument 51-102 (Alberta and British Columbia Securities Commissions) within 10 days after the date on which a material change occurs and filed with the TSX Venture Exchange pursuant to its policies.	Within 10 days of a material change
P. TSX Venture Exchange Letters of Approval	Issued by the TSX Venture Exchange pursuant to a request by an issuer for their approval to certain matters or transactions pursuant to its policies.	When issued by the TSX Venture Exchange
R. Insider Reports	Pursuant to Section 87 of the BCSA and National Instrument 55-102, a person who is an insider of a reporting issuer shall, within 10 days of becoming an insider (unless he does not have any direct or indirect beneficial ownership of, or control or direction over securities of a reporting issuer) or within 10 days of the person entering into a transaction involving a security of the reporting issuer or, for any other reason, changing the person's direct or indirect beneficial ownership of, or control or direction over, securities of the reporting issuer from that shown or required to be shown in the latest insider report filed by the person, or the person entering into a transaction involving a related financial instrument, file an insider report with the Alberta and British Columbia Securities Commissions.	Not applicable to the Issuer. Only applicable to the Issuer if it becomes an insider under the provisions of the BCSA. An insider, not the Issuer, is responsible for the filing of the insider report and accordingly, the Issuer cannot ensure compliance
S. Registration in Yukon		
1. Notice of Directors or	Pursuant to Section 290 of the YBCA, every extra-	Upon appointment or

Officers	territorial corporation shall file, with the Yukon Registrar, a notice of directors and officers or notice of change of directors and officers upon appointment, election or resignation of a director within one month of the appointment, election or resignation.	resignation of a director
2. Notice of Registered Office Address	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of change of registered office address within one month of the change of such address.	Upon change of registered office address
3. Notice of Attorney(s) Address(es)	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, a notice of change of attorney(s) address(es) within one month of the change of such address(es).	Upon change of attorney(s) address(es)
4. Constating Documents	Pursuant to Section 290 of the YBCA, every extra-territorial corporation shall file, with the Yukon Registrar, changes in constating documents of the corporation within one month of such change.	Upon change in constating documents
5. Annual Return	Pursuant to Section 293(1) of the YBCA, every extra-territorial corporation shall, on or before the last day of the month following the anniversary date of registration as an extra-territorial corporation, file with the Yukon Registrar, an Annual Return.	Issuer's registration anniversary date is August 25 of every year